On February 8, 1999 and on June 2, 1999, suits were filed in the Thirteenth Judicial Circuit Court, Hillsborough County, Florida, against Steven H. Adler, a former director and officer of ASM, Vector, the ASM Index 30 Fund, and, in the case of the latter suit, Mutual Funds Service Co., the former administrator, fund accountant, and transfer agent, alleging that Mr. Adler wrongfully diverted monies intended for or previously invested in the ASM Index 30 Fund. The relief sought is the recovery of the investment amounts and interest thereon, additional general, consequential and incidental damages, legal costs and disbursements, and declaratory and injunctive relief to preclude the Fund dissipation of its assets. The Fund succeeded to the obligations of ASM with respect to these suits, including obligations of ASM to indemnify its officers and directors for which no officers and directors' insurance policy was in effect. At the present time, the liability of the Fund, if any, is not readily determinable.